FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 12, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the
Ordinary share
s of GlaxoSmithKline plc

in respect of the under
-
mentioned
persons
 arising from the purchase of
Ordinary share
s at a price of £
11.38
 per
Ordinary share
 on
9 May

2008

through the Company's Share

Reward Plan ("the Plan") which
the under mentioned
persons
 e
ntered on 5 October 2001:

Mr J S Heslop	Acquisition of 11 Ordinary shares under the partnership element of the Plan (personal contribution)
Acquisition of 11 Ordinary shares under the matching element of the Plan (Company contribution)
Mr E J Gray	Acquisition of 11 Ordinary shares under the partnership element of the Plan (personal contribution)
Acquisition of 11 Ordinary shares under the matching element of the Plan (Company contribution)
Mr D Learmouth	Acquisition of 11 Ordinary shares under the partnership element of the Plan (personal contribution)
Acquisition of 11 Ordinary shares under the matching element of the Plan (Company contribution)
Mr A P Witty	Acquisition of 11 Ordinary shares under the partnership element of the Plan (personal contribution)
Acquisition of 11 Ordinary shares under the matching element of the Plan (Company contribution)

The Company and the above-mentioned persons were advised of
this information on
12 May
 2008
.

This notification relates to a transac
tion notified in accordance with
Disclosure
and
Transparency
R
ule 3.1.4R(1)(a)
.

S M Bicknell
Company Secretary

12 May

2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 12, 2008

                                                                                                              By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc